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                            February 2, 2021

       Xueji Wang
       Chief Executive Officer
       Tuya Inc.
       10/F, Building A, Huace Center
       Xihu District, Hangzhou City
       Zhejiang, 310012
       People   s Republic of China

                                                        Re: Tuya Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted January
6, 2021
                                                            CIK No. 0001829118

       Dear Mr. Wang:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Prospectus Summary
       Overview, page 1

   1.                                                   You disclose that your
IoT PaaS empowered    leading brands such as Calex, Philips and
                                                        Schneider Electric
including some of the largest global technology companies and largest
                                                        U.S banks. Please
explain whether these customers together represent a material portion of your revenue or
whether they are representative of your premium IoT PaaS customers.
 Xueji Wang
FirstName
Tuya Inc. LastNameXueji Wang
Comapany2,NameTuya
February   2021     Inc.
February
Page 2 2, 2021 Page 2
FirstName LastName
2. For context, please disclose the percentage of your revenue attributable to your premium
         IoT PaaS customers for the periods presented.
Our Market Opportunity, page 7

3. Given that you conduct your business primarily in China, please separately disclose your total addressable market in China.
Our Growth Strategies, page 9

4. Please revise your statement that you are the leading IoT cloud platform to clarify that you are the leading IoT PaaS business, if true, or disclose the source of this assertion.
Implications of Being an Emerging Growth Company, page 11

5. Your disclosures indicate you have elected to avail yourself of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b)
         of the JOBS Act. Please revise to also state that as a result of your election, your financial statements may not be comparable to companies that comply with public company effective dates.
Risk Factors
Risks Related to the ADSs and this Offering, page 61

6. Please add a risk factor that discusses the concentration of ownership of your common stock among your existing officers, directors and principal stockholders.
The Post-offering amended and restated memorandum and articles of association
, page 68

7. Please briefly describe the provisions that limit the ability of others to acquire control of the company.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Key Operating Metrics, page 91

8. We note that the dollar-based net expansion rate for IoT PaaS decreased from 188% to
         179% for the trailing 12-month period ended September 20, 2020. Please disclose the underlying business factors that led to the decrease and discuss whether this is a known material trend. To the extent material to an understanding of any trends, please disclose the quarterly dollar-based net expansion rate for the IoT PaaS for each period presented.
 Xueji Wang
FirstName
Tuya Inc. LastNameXueji Wang
Comapany2,NameTuya
February   2021     Inc.
February
Page 3 2, 2021 Page 3
FirstName LastName
Nine Months Ended September 30, 2020 Compared to Nine Months Ended September 30, 2019,
page 98

9. You indicate the increase in IoT PaaS revenue is due in part to existing customers and to a lesser extent, acquisition of new customers. Please revise to quantify the amount of revenue growth attributable to new customers versus existing customers. Refer to Section
         III.D of SEC Release No. 33-6835.
Liquidity and Capital Resources, page 101

10. Please disclose the amount of cash and cash equivalents and short-term investments disaggregated by currency denomination and jurisdiction as of the most recent balance sheet date.
Description of Share Capital
Shareholders Agreement, page 172

11. Please disclose whether any of your directors were nominated pursuant to the
         Shareholders Agreement. Tell us whether you intend to file the Shareholders Agreement as an exhibit. We note that the registration rights continue to survive after the completion of the offering.
Underwriting, page 189

12. Please disclose the exceptions to the lock-up agreements with your directors, executive officers and existing shareholders.
Notes to Consolidated Financial Statements
Note 2. Principal Accounting Policies
(r) Revenue Recognition, page F-19

13. Tell us the amount of revenue generated from services provided in each revenue stream disclosed. To the extent this is greater than 10% of total revenue, separately present revenue and related costs of revenue from products and services on the face of your consolidated statements of comprehensive loss. Refer to Rules 5-03(b)(1) and (2) of
         Regulation S-X.
14. Please further describe for us the nature of the services provided through the cloud-based connectivity and basic IoT services performance obligation and explain over what term they are to be provided under the arrangements. As part of your response, please explain why it takes 6 months from delivery for a customer to activate the services.
(s) Advances from Customers, page F-21

15. Please revise to explain what revenue stream these advances relate to, when they are initially recorded and when or over what period of time they are recognized as revenue.
 Xueji Wang
Tuya Inc.
February 2, 2021
Page 4
Note 15. Convertible Preferred Shares, page F-33

16.    Please revise to define the term    Qualified IPO    as it relates to
the automatic conversion
       of the preferred stock.
Note 16. Share-based Compensation, page F-36

17. Please provide us with a breakdown of all share-based compensation awards granted subsequent to September 30, 2020 including the fair value of the ordinary shares used to value such awards. To the extent there was any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Also, revise the disclosure on page F-44 to include the expected financial statement impact related to the share option grant in January 2021, if material. Refer to
       ASC 855-10-50-2.
Note 22. Subsequent Events, page F-44

18. Revise to disclose the date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.
General

19. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
20. Please disclose the basis for your statement that you "pioneered a purpose-built IoT cloud platform."
        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202)
551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameXueji Wang
                                                             Division of
Corporation Finance
Comapany NameTuya Inc.
                                                             Office of
Technology
February 2, 2021 Page 4
cc:       James C. Lin, Esq.
FirstName LastName